Exhibit 99.1
For Immediate Release
July 26, 2011
SAP Refines Outlook for Non-IFRS Software and Software-Related Service Revenue at Constant Currencies and Non-IFRS Operating Profit at Constant Currencies
WALLDORF, Germany — July 26, 2011 — Today, SAP AG (NYSE: SAP) has changed its outlook for the full-year 2011. The Company has refined the outlook for Non-IFRS software and software-related service revenue at constant currencies and non-IFRS operating profit at constant currencies.
•	The Company reaffirmed that it expects full-year 2011 non-IFRS software and software-related service revenue to increase in a range of 10% — 14% at constant currencies (2010: €9.87 billion), but the Company now expects to reach the high end of the range.

•	The Company reaffirmed that it expects full-year 2011 non-IFRS operating profit to be in a range of €4.45 billion — €4.65 billion at constant currencies (2010: €4.01 billion), but the Company now expects to reach the high end of the range, resulting in 2011 non-IFRS operating margin increasing in a range of 0.5 — 1.0 percentage points at constant currencies (2010: 32.0%).

•	The Company reaffirmed for the full-year 2011 that it projects an IFRS effective tax rate of 27.0% — 28.0% (2010: 22.5%) and a non-IFRS effective tax rate of 27.5% — 28.5% (2010: 27.3%).
The outlook change is based on SAP’s improved visibility into the second half of the year. The outlook change takes into account the strong performance in the second quarter with 35% growth in software revenue at constant currencies, 20% growth in Non-IFRS software and software related service revenue at constant currencies, 26% growth in Non-IFRS operating income resulting in a 1.5 percentage point increase in Non-IFRS operating margin at constant currencies for the second quarter of 2011.

The Company will announce full results for the second quarter and six month ended June 30th, 2011 later on today.
EXPLANATIONS:
For a more detailed description of these adjustments and their limitations as well as our constant currency and free cash flow figures see Explanations of Non-IFRS Measures online (www.sap.com/about/investor/index.epx).
Conference Call
SAP senior management will host a conference call with investors and financial analysts on Wednesday, July 27th, 2011 at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The conference call will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay.
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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
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For more information, financial community only:

Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET
Marty Cohen	+1 (212) 653-9619	investor@sap.com, ET